April 21, 2023

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File No. 333-

Ladies and Gentlemen:

On behalf of Cantor Select Portfolios Trust (the "Trust"), we hereby electronically file the Trust’s registration statement on Form N-14, pursuant to the Securities Act of 1933, as amended. This Form N-14 is being filed in connection with the reorganization of the Cantor FBP Equity & Dividend Plus Fund and the Cantor FBP Appreciation & Income Opportunities Fund, each a series of Williamsburg Investment Trust (the “Acquired Funds”), into the Cantor FBP Equity & Dividend Plus Fund, as series of the Trust (the “Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Funds.

No fees are required in connection with this filing.

If you have any questions concerning this filing, please contact Tanya Boyle at 678-553-2432.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3333 Piedmont Rd NE, Suite 2500 ■ Atlanta, GA ■ Tel 678.553.2432